UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated February 05, 2024

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 05 February 2024 entitled ‘Vodafone Q3 FY24 Trading Update’.

Vodafone Group Plc ⫶ Q3 FY24 trading update
5 February 2024
Sustained revenue growth in Europe & Africa

Margherita Della Valle, Vodafone Group Chief Executive, commented:

"We maintained good service revenue momentum in the third quarter across both Europe and Africa, supported by a further acceleration of Vodafone Business, with our Cloud and Internet of Things services growing over 20%.

We've made good strategic progress in the first nine months of the year, with improving customer satisfaction and three consecutive quarters of service revenue growth in Europe. Our announced transactions in the UK and Spain are progressing well, and we are in active discussions in Italy. We've also begun strategic partnerships with Microsoft and Accenture to fast-track our transformation."

Q3 performance summary	Q3 FY24	Q3 FY23	Reported	Organic
	€m	€m	growth %	growth % 1
Service revenue	9,383	9,520	(1.4)	4.7*
- of which Germany	2,892	2,882	0.3	0.3*
Other revenue	1,989	2,118
Total revenue	11,372	11,638	(2.3)	4.2*

* represents organic growth. See page 2. ǀ 1. Non-GAAP measure. See page 8.

● Group service revenue growth of 4.7%* (Q2:  4.7%*), or 2.5%* (Q2: 2.8%*) excluding Turkey

● Broad-based service revenue growth with 14 out of 17 markets growing

● Germany service revenue growth of 0.3%* (Q2: 1.1%*), reflecting Business phasing and non-recurring revenue from service providers in Q2

● Vodafone Business: service revenue growth accelerated to 5.0%* (Q2: 4.3%*) driven by strong performance in digital services

● Vodacom service revenue growth of 8.8%* (Q2: 9.0%*), with improved trend in international markets and Egypt

● FY24 guidance1,2 re-iterated: Adjusted EBITDAaL c.€13.3 billion and Adjusted free cash flow of c.€3.3 billion

Notes:
1. The FY24 guidance foreign exchange rates were: €1 : GBP 0.88, €1 : ZAR 19.30, €1 : TRY 21.10, €1 : EGP 33.38.
2. Guidance for FY24 includes Adjusted EBITDAaL and Adjusted free cash flow for Vodafone Spain for the 12 months ending 31 March 2024.

For more information, please contact:
Investor Relations                                 Media Relations
Investors.vodafone.com                         Vodafone.com/media/contact
ir@vodafone.co.uk                                 GroupMedia@vodafone.com

Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679
A webcast Q&A session will be held at 10:00 GMT on 5 February 2024. The webcast and supporting information can be accessed at investors.vodafone.com

Performance review

Organic growth
All amounts marked with an '*' in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods. Organic growth figures are non-GAAP measures. See non-GAAP measures on page 8 for more information.

Geographic performance summary
Other	Other	Vantage	Common	Elimi-
Germany	UK	Italy	Spain	Europe	Vodacom1	Markets1,2	Towers3	Functions	nations	Group
Q3 FY24
Service revenue	2,892	1,400	1,057	848	1,175	1,543	393	-	137	(62)	9,383
Other revenue	451	340	122	126	236	389	139	-	212	(26)	1,989
Total revenue (€m)	3,343	1,740	1,179	974	1,411	1,932	532	-	349	(88)	11,372
Organic service revenue growth % 4	0.3%	5.2%	(1.3)%	(1.1)%	3.6%	8.8%	90.4%	-	4.7%

Q3 FY235
Service revenue	2,882	1,327	1,071	858	1,275	1,668	368	-	134	(63)	9,520
Other revenue	465	423	153	113	214	396	120	329	227	(322)	2,118
Total revenue (€m)	3,347	1,750	1,224	971	1,489	2,064	488	329	361	(385)	11,638

FY235	FY24
Organic service revenue growth %4	Q1	Q2	H1	Q3	Q4	H2	Total	Q1	Q2	H1	Q3
Germany	(0.5)	(1.1)	(0.8)	(1.8)	(2.8)	(2.3)	(1.6)	(1.3)	1.1	(0.1)	0.3
UK	6.5	6.9	6.7	5.3	3.8	4.6	5.6	5.7	5.5	5.6	5.2
Italy	(2.3)	(3.4)	(2.8)	(3.3)	(2.7)	(3.0)	(2.9)	(1.6)	(1.0)	(1.3)	(1.3)
Spain	(3.0)	(6.0)	(4.5)	(8.7)	(3.7)	(6.2)	(5.4)	(3.0)	(2.7)	(2.8)	(1.1)
Other Europe	2.5	2.9	2.7	2.1	3.6	2.8	2.8	4.1	3.8	3.9	3.6
Vodacom1	6.9	8.3	7.6	8.0	7.0	7.5	7.5	9.0	9.0	9.0	8.8
Other Markets1,2	32.3	39.7	36.0	48.8	54.9	51.7	43.5	74.1	85.0	79.3	90.4
Group	2.5	2.5	2.5	1.8	1.9	1.8	2.2	3.7	4.7	4.2	4.7

Downloadable performance information is available at: investors.vodafone.com/results
Notes:
1. Total revenue, service revenue, other revenue and organic service revenue growth metrics for FY23 have been re-presented for the Other Markets and Vodacom segments to reflect the move of Vodafone Egypt from the Other Markets segment to the Vodacom segment. There is no impact on previously reported Group metrics.
2. The Other Markets segment comprises only Vodafone Turkey in FY24. The comparative period also included Vodafone Ghana.
3. In March 2023, the Group sold its controlling interest in Vantage Towers A.G. to a joint venture entity co-controlled with KKR and GIP.
4. Organic service revenue growth is a non-GAAP measure. See page 8 for more information.
5. The comparative period includes the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.

Germany ⫶ Commercial trends improving

Service revenue increased by 0.3%* (Q2: 1.1%*) as the contribution from higher broadband ARPU was partly offset by the impact of broadband customer losses and lower regulated rates for terminating mobile calls. The lower growth in Q3 primarily reflects non-recurring revenue received from mobile service providers in Q2 and lower IoT revenue in Q3.

Fixed service revenue increased by 1.0%* (Q2: 1.4%*) as broadband ARPU growth was partially offset by the impact of a lower broadband and TV customer base. During Q3, we communicated price increases to a further one million customers. As a result, we saw further fixed broadband disconnections and our customer base declined by 76,000 (Q2: -133,000, Q1: -121,000). Our converged customer base increased by 45,000 to 2.4 million. Gigabit speeds are available to over 24 million households across our hybrid fibre cable network and we have achieved strong quality and reliability results in all four major independent network tests.

Ahead of changes to German TV laws, which take effect from July 2024 and end the practice of bulk TV contracting in MDU apartment complexes, we have started migrating end users to individual TV customer contracts at scale. We currently have 8.5 million MDU TV households, generating around €800 million in basic-TV revenue annually. Trials to date have successfully migrated 35% to 65% of these households into individual TV contracts. During Q3 our total TV customer base, including premium TV customers, declined by 136,000.

Mobile service revenue decreased by 0.5%* (Q2: +0.7%*) reflecting a lower total customer base and a reduction in mobile termination rates, partially offset by higher roaming and visitor revenue. Lower quarter-on-quarter growth reflects non-recurring revenue received from service providers in Q2 and lower Business IoT revenue year-on-year in Q3. We added 95,000 new contract customers in the quarter, supported by our ongoing optimisation of sales channels and an improved performance of Vodafone's own brands. We have achieved strong results in all four major independent mobile network tests from 'Connect', 'CHIP', 'Computer BILD' and 'OpenSignal'.

Vodafone Business service revenue decreased by 1.9%* (Q2: +1.0%*) in Q3, reflecting a strong prior year comparative performance in public sector and cloud services, and lower IoT revenue. We added 1.8 million IoT connections in the quarter, driven by strong demand from the automotive sector. In November 2023, we expanded our digital services proposition for SoHo businesses, with Microsoft 365 and new security solutions now available to customers.

UK, Italy, Spain and Other Europe ⫶ Growing in 7 out of 9 markets

UK

Service revenue increased by 5.2%* (Q2: 5.5%*) as continued strong growth in the Consumer and Business segments was partly offset by lower fixed wholesale revenue.

In mobile, our contract customer base increased by 18,000 supported by good seasonal trading. Consumer contract retention also improved by 0.8 percentage points year-on-year. Our digital sub-brand, 'VOXI' continued to grow, with 26,000 customers added during the quarter.

In fixed, we added 39,000 broadband customers in Q3, and we now have 1.3 million broadband customers. Through our partnerships with CityFibre and Openreach we can now reach over 14.5 million households with full fibre broadband, more than any other provider in the UK.

Vodafone Business service revenue increased by 5.8%* (Q2: 3.2%*) during the quarter, supported by strong growth in IoT and higher project revenue. This follows our announcement in August 2023, that we will be providing connectivity for Britain's smart meter network through our partnership with Data Communications Company.

In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable, and competitive third scaled network operator in the UK. Following the merger, which we expect to close around the end of calendar 2024, subject to regulatory and shareholder approvals, Vodafone will own 51% of the combined business and CK Hutchison 49%. This combination will provide customers with greater choice and more value, drive greater competition, and enable increased investment with a £11 billion plan to create one of Europe's most advanced standalone 5G networks. Full details of the transaction can be found here: investors.vodafone.com/merger-of-vodafone-uk-and-three-uk

Italy

Service revenue declined by 1.3%* (Q2: -1.0%*) as a result of continued price pressure in the mobile value segment, partially offset by strong Business demand for fixed line connectivity and digital services.

In mobile, our Consumer prepaid active customer base declined quarter-on-quarter, in part reflecting repricing actions across a proportion of our customer base. Our digital sub-brand 'ho.' continued to grow, with 36,000 net new customers, and now has 3.2 million customers. In October 2023, we agreed an extension to our wholesale MVNO agreement with PostePay until the end of 2028.

Our fixed line customer base decreased by 24,000, however we also added 24,000 fixed-wireless customers which are reported within our mobile customer base. Our next generation network broadband services are now available to 23.3 million households, including 9.1 million through our own network and our partnership with Open Fiber. This is complemented by our fixed-wireless access services which now cover 4.3 million households via 5G FWA and 1.3 million households via 4G FWA.

Vodafone Business continued to grow strongly at 7.5%* (Q2: 7.5%*) driven by good demand for both our fixed connectivity and digital services, supported in part by the business voucher programme. This initiative, which concluded in December 2023, has been funded via the EU Recovery and Resilience Facility ('ERF') and subsidises high-speed broadband connectivity. In October 2023, we announced that Vodafone will provide hybrid 5G Mobile Private Network infrastructure to SNAM, one of Europe's largest natural gas transportation companies, and in November 2023 we were awarded the public tenders for local area networks and mobile services for public administration.

On 18 December 2023, we confirmed that we are exploring options for in-market consolidation in Italy with several parties. There can be no certainty that any transaction will ultimately be agreed.

Spain

On 31 October 2023, we announced that we had entered into binding agreements with Zegona Communications plc in relation to the sale of 100% of Vodafone Spain. On completion, which is expected to take place during the first half of calendar 2024, we will receive €4.1 billion in cash and up to €0.9 billion in the form of Redeemable Preference Shares, which redeem no later than six years after closing. The enterprise value of €5.0 billion is equivalent to a multiple of 5.3x Adjusted EBITDAaL and 12.7x Operating Free Cash Flow for the 12-month period ended 31 March 2023. Full details of the transaction can be found here: investors.vodafone.com/sale-of-vodafone-spain.

Vodafone Spain will be reported as discontinued operations in the consolidated financial statements for the year ending 31 March 2024.

In Spain, service revenue declined due to continued price competition in the Consumer value segment, a lower customer base and a reduction in mobile termination rates. This was partially offset by the positive contribution from inflation-linked price increases implemented in January 2023 and higher Business revenue during the quarter. Our mobile contract customer base increased by 29,000 and our broadband customer base decreased by 24,000.

Other Europe

Service revenue grew by 3.6%* (Q2: 3.8%*), with all six markets growing during the quarter, supported by our price actions in most markets.

In Portugal, both the Consumer and Business segments continued to grow strongly, supported by inflation-linked contractual price increases implemented in March 2023, as well as good demand for fixed services. We added 47,000 mobile contract customers and 31,000 fixed broadband customers during the quarter. In Ireland, service revenue increased, driven by mobile customer base growth. In Greece, service revenue grew, reflecting good growth in our Business fixed segment, supported by public sector demand. During the quarter, we added 41,000 mobile contract customers.

Vodafone Business service revenue increased by 7.8%* (Q2: 5.2%*) during the quarter, with growth in both connectivity and digital services, including IoT, Cloud and SD-WAN solutions. Growth was supported by a higher customer base, price increases in the SoHo and SME customer segments across all markets, and public sector contract wins in Greece and Romania.

In September 2022, we announced that we had entered into an agreement to buy Portugal's fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A. The transaction is conditional on regulatory approval. We submitted proposed remedies which were rejected in January 2024. We are reviewing the competition authority's comments and exploring further options to address the authority's concerns.

Vodacom ⫶ Maintained strong Group SR momentum

Note: Organic growth rates include Egypt in all periods

Vodacom's service revenue grew by 8.8%* (Q2: 9.0%*), with growth in South Africa, Egypt, and Vodacom's international markets.

In South Africa, service revenue growth was supported by the Consumer mobile contract segment, which benefited from a price increase in the first quarter, and good fixed line growth in Consumer and Business. The lower growth in Q3 was due to a strong prior year comparative, reflecting an acceleration in customer data usage during widespread power outages. We added 58,000 contract customers in the quarter, and now have a total base of 6.8 million. We added 2.9 million mobile prepaid customers in the quarter, supported by our Big Data led customer value management capabilities which offer personalised bundles to customers. Financial services revenue grew by 3.9%*, driven by good demand for our insurance services. Our 'VodaPay' super-app continued to gain traction with 4.8 million registered users.

In Egypt, service revenue continued to grow strongly in the high inflationary environment, reflecting good customer base growth, increased data usage and good demand for our financial services product, 'Vodafone Cash', which now has 7.5 million active users. During the quarter, we added 123,000 mobile contract customers and 607,000 mobile prepaid customers, and we now have 47.8 million customers.

In Vodacom's international markets, service revenue growth was supported by a higher customer base, and strong M-Pesa and data revenue growth. The reacceleration in quarterly trends was largely driven by the DRC, which is benefitting from accelerated network investment. M-Pesa revenue continued to grow strongly and now represents 27.4% of service revenue. Our mobile customer base now stands at 53.7 million and 62.3% of active customers use our data services.

Turkey

Service revenue growth in Turkey was driven by continued customer base management and ongoing repricing actions to reflect the high inflationary environment. Despite a material devaluation in the currency, service revenue also grew in euro terms during the quarter. We maintained our good commercial momentum, adding 352,000 mobile contract customers during the quarter, including migrations from prepaid customers.

Hyperinflationary accounting in Turkey

During the quarter, service revenue in Turkey increased by 90.4%* (Q2: 85.0%*) due to ongoing repricing actions to reflect inflation. Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. Organic growth metrics exclude the impact of the hyperinflation adjustment in Turkey in the quarter.

Group service revenue growth excluding Turkey was 2.5%* (Q2: 2.8%*).

Additional resources

Topic	Link
Social Contract	investors.vodafone.com/social-contract
Digital services & outstanding experience	investors.vodafone.com/digital-services
Leading gigabit networks	investors.vodafone.com/vtbriefing
Vodafone Business	investors.vodafone.com/vbbriefing
Vantage Towers	vantagetowers.com
Vodacom	vodacom.com
ESG Reporting Suite
Board conversations	investors.vodafone.com/videos
ESG Addendum	investors.vodafone.com/esgaddendum
ESG A-Z	investors.vodafone.com/esga-z
TCFD	investors.vodafone.com/tcfd
SASB	investors.vodafone.com/sasb

Non-GAAP measures

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics
Organic revenue growth	Page 8	Revenue	Pages 9 and 10
Organic service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic mobile service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic fixed service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic Group service revenue growth excluding Turkey	Page 8	Service revenue	Pages 9 and 10
Organic Vodafone Business service revenue growth	Page 8	Service revenue	Pages 9 and 10
Organic financial services revenue growth in South Africa	Page 8	Service revenue	Page 9

Definition and use of organic growth measures

All amounts marked with an '*' in this document represent organic growth which presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustments in Turkey and other adjustments to improve the comparability of results between periods.
Organic growth is calculated for revenue metrics, as follows:
-     Revenue
-     Service revenue;
-     Mobile service revenue;
-     Fixed service revenue;
-     Group service revenue excluding Turkey;
-     Vodafone Business service revenue; and
-     Financial services revenue in South Africa
Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:
-     It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;
-     It is used for internal performance analysis; and
-     It facilitates comparability of underlying growth with other companies (although the term "organic" is not a defined term under GAAP and may not, therefore, be comparable with similarly titled measures reported by other companies).
We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

			Reported growth	M&A and Other	Foreign exchange	Organic growth*
Quarter ended 31 December 2023	Q3 FY24	Q3 FY23
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,892	2,882	0.3	-	-	0.3
Mobile service revenue	1,272	1,279	(0.5)	-	-	(0.5)
Fixed service revenue	1,620	1,603	1.1	(0.1)	-	1.0
UK	1,400	1,327	5.5	-	(0.3)	5.2
Mobile service revenue	1,034	977	5.8	-	(0.4)	5.4
Fixed service revenue	366	350	4.6	-	-	4.6
Italy	1,057	1,071	(1.3)	-	-	(1.3)
Mobile service revenue	714	750	(4.8)	-	-	(4.8)
Fixed service revenue	343	321	6.9	(0.1)	-	6.8
Spain	848	858	(1.2)	0.1	-	(1.1)
Other Europe1	1,175	1,275	(7.8)	12.4	(1.0)	3.6
Vodacom2	1,543	1,668	(7.5)	-	16.3	8.8
Other Markets1,2,3	393	368	6.8	19.5	64.1	90.4
Common Functions	137	134
Eliminations	(62)	(63)
Total service revenue	9,383	9,520	(1.4)	2.2	3.9	4.7
Other revenue	1,989	2,118
Revenue	11,372	11,638	(2.3)	2.5	4.0	4.2

Other growth metrics
Group service revenue excluding Turkey	8,996	9,193	(2.1)	2.1	2.5	2.5
Turkey - Service revenue	393	334	17.7	(10.7)	83.4	90.4
Vodafone Business - Service revenue	2,624	2,602	0.8	1.9	2.3	5.0
Germany - Vodafone Business service revenue	612	629	(2.7)	0.8	-	(1.9)
UK - Vodafone Business service revenue	540	508	6.3	-	(0.5)	5.8
Italy - Vodafone Business service revenue	389	363	7.2	0.3	-	7.5
Spain - Vodafone Business service revenue	292	285	2.5	(0.3)	-	2.2
Other Europe - Vodafone Business service revenue	375	380	(1.3)	9.7	(0.6)	7.8
South Africa - Financial services revenue	40	45	(11.1)	-	15.0	3.9
Notes:
1. Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.
2. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group's reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.
3. The Other Markets segment comprises only Vodafone Turkey in FY24.

			Reported growth	M&A and Other	Foreign exchange	Organic growth*
Quarter ended 30 September 2023	Q2 FY24	Q2 FY23
	€m	€m	%	pps	pps	%
Service revenue
Germany	2,903	2,873	1.0	0.1	-	1.1
Mobile service revenue	1,290	1,282	0.6	0.1	-	0.7
Fixed service revenue	1,613	1,591	1.4	-	-	1.4
UK	1,421	1,352	5.1	-	0.4	5.5
Mobile service revenue	1,057	1,000	5.7	-	0.4	6.1
Fixed service revenue	364	352	3.4	-	0.5	3.9
Italy	1,063	1,073	(0.9)	(0.1)	-	(1.0)
Mobile service revenue	729	762	(4.3)	(0.1)	-	(4.4)
Fixed service revenue	334	311	7.4	(0.1)	-	7.3
Spain	860	884	(2.7)	-	-	(2.7)
Other Europe1	1,205	1,298	(7.2)	12.1	(1.1)	3.8
Vodacom2	1,498	1,758	(14.8)	-	23.8	9.0
Other Markets1,2,3	495	407	21.6	(11.3)	74.7	85.0
Common Functions	151	140
Eliminations	(88)	(92)
Total service revenue	9,508	9,693	(1.9)	1.0	5.6	4.7
Other revenue	1,689	1,959
Revenue	11,197	11,652	(3.9)	1.2	5.5	2.8

Other growth metrics
Group service revenue excluding Turkey	9,023	9,344	(3.4)	2.1	4.1	2.8
Turkey - Service revenue	495	360	37.5	(41.8)	89.3	85.0
Vodafone Business - Service revenue	2,589	2,591	(0.1)	1.0	3.4	4.3
Germany - Vodafone Business service revenue	609	600	1.5	(0.5)	-	1.0
UK - Vodafone Business service revenue	531	517	2.7	-	0.5	3.2
Italy - Vodafone Business service revenue	379	352	7.7	(0.2)	-	7.5
Spain - Vodafone Business service revenue	276	280	(1.4)	0.2	-	(1.2)
Other Europe - Vodafone Business service revenue	365	376	(2.9)	9.2	(1.1)	5.2
Notes:
1. Comparatives include the results of Vodafone Hungary and Vodafone Ghana which were included in the Other Europe and Other Markets segments, respectively, until their disposal. As previously reported, Vodafone Hungary was sold in January 2023 and Vodafone Ghana was sold in February 2023.
2. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group's reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. All comparatives for these two segments have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.
3. The Other Markets segment comprises only Vodafone Turkey in FY24.

Definitions

Key terms are defined below.

Term	Definition
Adjusted EBITDAaL
Adjusted EBITDAaL, which is a non-GAAP measure, is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted free cash flow ('Adjusted FCF')
Adjusted free cash flow, which is a non-GAAP measure, is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and Vantage Towers growth capital expenditure.

Africa	Comprises the Vodacom Group and business in Egypt.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
Financial services revenue
Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).

Fixed service revenue	Service revenue (see below) relating to the provision of fixed line and carrier services.
FWA	Fixed Wireless Access.
GAAP	Generally Accepted Accounting Principles.
IFRS	International Financial Reporting Standards.
Internet of Things ('IoT')
The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.

MDU	Multi-Dwelling Unit.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
Other Europe	Other Europe comprises Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The prior period comparative results include Vodafone Hungary which was disposed of in January 2023.
Other Markets
Other Markets comprises Turkey.  From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment. This is the effective date on which the Group's reporting structure changed to reflect the transfer of Vodafone Egypt to the Vodacom Group. The prior period comparative results include Vodafone Ghana which was disposed of in February 2023.

Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Revenue	The total of Service revenue (defined below) and Other revenue (defined above).
Roaming	Roaming: allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
Service revenue
Service revenue is all revenue related to the provision of ongoing services to the Group's Consumer and Business customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.

SD-WAN	Software-Defined Wide Area Network.
SME	Small and Medium-sized Enterprises.
SoHo	Small office / Home office
Vodafone Business
Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.

Notes

1.  References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together we can are trade marks owned by Vodafone. Other product and company names mentioned herein may be the trade marks of their respective owners.
2.  All growth rates reflect a comparison to the quarter ended 31 December 2022 unless otherwise stated.
3.  References to "Q1", "Q2", "Q3" and "Q4" are to the three months ended 30 June, 30 September, 31 December and 31 March, respectively. References to "H1" and "H2" are to the six month periods ended 30 September and 31 March, respectively.  References to the "last year", "last financial year" or "FY23" are to the financial year ended 31 March 2023. References to "FY24" are to the financial year ending 31 March 2024.
4.  Vodacom refers to the Group's interest in Vodacom Group Limited ('Vodacom') as well as its operations, including subsidiaries in South Africa, Egypt, DRC, Tanzania, Mozambique and Lesotho.
5.  This document contains references to our and our affiliates' websites. Information on any website is not incorporated into this update and should not be considered part of this update.

Forward-looking statements and other matters

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses and certain of the Group's plans and objectives. In particular, such forward-looking statements include, but are not limited to, statements with respect to: expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2024; the announced agreement to combine Vodafone UK and Three UK; the announced agreement to dispose of Vodafone Spain; changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group's future performance generally; the transaction to purchase Nowo Communicatons; the timing for the provision of hybrid 5G Mobile Private Network infrastructure to SNAM; the Group's strategic partnership with Microsoft; the digital transformation of the Group's business customers; the Group's partnership with Data Communications Company in the UK; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently; expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses; certain of the Group's plans and objectives, including the Group's strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'plans', 'further', or 'ongoing'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following: general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition; levels of investment in network capacity and the Group's ability to deploy view technologies, products and services; evolving cyber threats to the Group's services and confidential data; the Group's ability to embed responses to climate-related risks into business strategy and operations; rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations; the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services; the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth, reduced customer retention, reductions or changes in customer spending and increased pricing pressure; the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services; the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains and greater than anticipated prices of new mobile handsets; changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes; the impact of a failure or significant interruption to the Group's telecommunications, networks, IT systems or data protection systems; the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone's UK business with Three UK and the Group's strategic partnership with Microsoft; acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities; the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposition; developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends; the Group's ability to satisfy working capital requirements; changes in foreign exchange rates; changes in the regulatory framework in which the Group operates; the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix, including the disposal of Vodafone Spain.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found in the summary of our principal risks in the Group's Annual Report for the year ended 31 March 2023. The Annual Report can be found on the Vodafone Group's website (vodafone.com/ar2023). All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

Copyright © Vodafone Group 2024

-End-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: February 05, 2024	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary